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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9/A


                               (AMENDMENT NO. 5)


               Solicitation/Recommendation Statement Pursuant to

            Section 14(d)(4) of the Securities Exchange Act of 1934

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                               BRC HOLDINGS, INC.

                           (Name of Subject Company)

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                               BRC HOLDINGS, INC.
                      (Name of Person(s) Filing Statement)

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                          COMMON STOCK $.10 PAR VALUE

                         (Title of Class of Securities)

                                  227174-10-9

                     (CUSIP Number of Class of Securities)

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                              JERROLD L. MORRISON
                     PRESIDENT AND CHIEF OPERATING OFFICER
                               BRC HOLDINGS, INC.
                      1111 W. MOCKINGBIRD LANE, SUITE 1400
                            DALLAS, TEXAS 75247-5014

                                 (214) 688-1800

            (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing
                                   Statement)

                                WITH COPIES TO:

         JEFFERY M. SONE, ESQ.                  CHARLES S. GILBERT, ESQ.
          ARTER & HADDEN, LLP                     JACKSON WALKER L.L.P
     1717 MAIN STREET, SUITE 4100              901 MAIN STREET, SUITE 6000
         DALLAS TX 75201-4605                      DALLAS, TEXAS 75202
            (214) 761-2100                           (214) 953-6000

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    This Amendment No. 5 to the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Statement") relates to the tender offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 23, 1998 (the "Schedule 14D-1") of ACS Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Affiliated Computer Services, Inc., a Delaware corporation ("ACS"), for 8,704,238 shares of Common Stock, par value $.10 per share (the "Shares"), of the Company. The purpose of this Amendment No. 5 is to amend and supplement Items 8 and 9 of the Schedule 14D-9 as described below.


ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    Item 8 is hereby amended and supplemented by the addition of the following:


    On December 4, 1998, the Company received a letter (the "Matador Letter") from Matador Capital Management Corporation ("Matador Capital"), one of the plaintiffs in the stockholder litigation previously disclosed in Item 8 of the Company's 14D-9/A, in which Matador Capital proposed to acquire, through an affiliated entity, all of the outstanding stock of the Company at a price of $21 per share, subject to the completion of due diligence, execution of definitive documentation and completion of financing for the transaction. The Matador Letter is attached as Exhibit 25 to this Amendment No. 5 to the Company's
Schedule 14D-9 and is incorporated herein by reference.



    On December 6, 1998, the Board of Directors of the Company met to review the Matador Letter. Based on such review and consultation with the Company's financial advisors and legal counsel, the Board of Directors approved the providing of nonpublic information regarding the Company to Matador Capital, subject to the execution by Matador Capital of a confidentiality agreement. Matador Capital executed and delivered to the Company a confidentiality agreement on December 7, 1998.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    Item 9 is hereby amended and supplemented as follows:


Exhibit 1 Agreement and Plan of Merger, dated October 18, 1998, among ACS, the Company and Purchaser.(2)(4)

Exhibit 2 Transitional Compensation Agreement, dated October 9, 1998, between the Company and Jerrold L. Morrison.(2)(4)

Exhibit 3 Transitional Compensation Agreement, dated October 9, 19981, between the Company and Harvey Braswell.(2)(4)

Exhibit 4 Transitional Compensation Agreement, dated October 9, 1998, between the Company and Thomas E. Kiraly.(2)(4)

Exhibit 5 Transitional Compensation Agreement, dated October 9, 1998, between the Company and Bernard J. Owens.(2)(4)

Exhibit 6   Agreement, dated October 18, 1998, between the Company and Paul
            T. Stoffel.(2)(4)

Exhibit 7   Stock Tender Agreement, dated October 19, 1998, by and between
            ACS, Purchaser and each of Paul T Stoffel, individually, and Kathryn Ayres Esping, individually and as Independent Executor of the Estate of PE. Esping and as Director of the Esping Family
            Foundation.(2)(4)

Exhibit 8 Letter, dated October 23, 1998, to the stockholders of the Company from the Chief Operating Officer of the Company.(1)(4)

Exhibit 9   Opinion of Donaldson Lufkin & Jenrette, dated October 18,
            1998.(1)(4)

Exhibit 10  Press Release by the Company, dated October 19, 1998.(2)(4)

Exhibit 11  Complaint--Matador Capital Management Corporation, Everglades
            Partners, L.P., Everglades Offshore Fund, Ltd. and Contrarian
            Opportunities Fund, L.P. v. BRC Holdings, Inc., ACS Acquisition
            Corporation, Affiliated Computer Services, Inc., Paul T Stoffel,
            L. D. Brinkman, Robert E. Masterson and David H. Monnich, C.A.
            No. 16758-NC (Del. Ch., filed October 30, 1998).(2)(4)

Exhibit 12  Press Release by the Company, dated November 2, 1998.(2)(4)

Exhibit 13  Press Release by ACS, dated November 16, 1998.(2)(4)

Exhibit 14  Letter dated November 16, 1998 from ACS and Purchaser to the
            Company.(2)(4)

Exhibit 15 Letter dated November 16, 1998, to the stockholders of the Company from the Chairman of the Board of the Company.(1)(4)

Exhibit 16  Press Release by the Company, dated November 17, 1998.(2)(4)

Exhibit 17  Press Release by ACS, dated November 25, 1998.(2)(4)

Exhibit 18  Press Release by the Company, dated November 25, 1998.(2)(4)

Exhibit 19  Opinion, dated November 25, 1998, In the Court of Chancery of the
            State of Delaware in and for New Castle County.(2)(4)

Exhibit 20  Letter dated November 30, 1998 from ACS and Purchaser to the
            Company.(2)(4)

Exhibit 21 Letter dated December 2, 1998, to the stockholders of the Company from the Chairman of the Board of the Company.(1)(4)

Exhibit 22  Press Release by ACS, dated December 1, 1998.(2)(4)

Exhibit 23  Press Release by ACS, dated December 1, 1998.(2)(4)

Exhibit 24  Order, dated December 2, 1998, In the Court of Chancery of the
            State of Delaware in and for New Castle County.(2)(4)

Exhibit 25 Letter, dated December 4, 1998, from Matador Capital Management to the Board of Directors of BRC Holdings, Inc.(2)(5)

Exhibit 26  Press Release by the Company, dated December 4, 1998.(2)(5)


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(1) These documents were included in the materials mailed to stockholders pursuant to the Offer.

(2) These documents were filed with the Securities and Exchange Commission as exhibits to this Statement, but were not included in the mailing to stockholders. Such documents and other information may be inspected at the public reference facilities maintained by the Securities and Exchange Commission (the "Commission") at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission. Such material may also be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

(3) Schedules to this Agreement have been omitted but description of such schedules may be found in the Agreement where referred to. The Company hereby undertakes to provide copies of such omitted schedules to the staff of the Commission upon request.

(4) Previously filed.

(5) Filed herewith.

                                   SIGNATURE

    AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                BRC HOLDINGS, INC.

                                By:             /s/ THOMAS E. KIRALY
                                     -----------------------------------------
                                                  Thomas E. Kiraly
                                              CHIEF FINANCIAL OFFICER


Date: December 8, 1998